FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Eckerle, David E.	2. Issuer Name and Tickler or Trading Symbol Old National Bancorp ONB	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	Director	10% Owner
Officer (give title below)	Other (specify below)

(Last) (First) (Middle) PO Box 702	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 16, 2002	7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month//Day/Year)	X	Form filed by One Reporting Person
(Street) Jasper, IN 47547	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common stock	742.350	D1
Common stock	12/20/02	G	V	200.000	D	NA	20,706.550	I2
Common stock	12/16/02	J	V	463.550	A	NA	67,236.771	D3
12/20/02	J1	V	6,993.000
12/20/02	J1	V	53.558
Common stock	6,162.450	D4

J 4Q2002 Full Reinvestment Cash Dividend
J1 Transfer ESOP shares to Oltrust Acct

D1 David and Luella Eckerle
I2 Luella Eckerle spouse
D3 Oltrust IRA David Eckerle
D4 David Eckerle

FORM 4 (continued)	Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con- version or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Date/ Year)	3A. Deemed Execution Date, if any (Month/ Date/Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option Right to Buy	$25.13	6/27/01	A	V	10,500	(1)	6/27/2011	common stock	10,500	N/A	10,500	Direct (D)

Explanation of Responses: (1) The Option is Immediately Exercisable.

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last Update: 09/05/2002